Exhibit 99.1

ECMOHO Limited Announces Second Quarter 2022 Unaudited Financial Results

SHANGHAI, CHINA – November 4, 2022 – ECMOHO Limited (MOHOY) (“ECMOHO”, “we” or the “Company”), an integrated solutions provider in the health and wellness market in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

•	Total net revenues in the second quarter were US$15.4 million, as compared to US$42.8 million in the same quarter last year.

•	Product sales revenue in the second quarter was US$14.8 million, as compared to US$42.1 million in the same quarter last year primarily due to (1) weaker demand and consumer confidence as a result of longer than expected COVID and (2) the results of Company’s quality-drive growth strategy to optimize brands portfolio.

•	Services revenue was US$527,987, as compared to US$698,279 in the same quarter last year.

•	Total gross margin was 35.0%, as compared to 19.6% in the same quarter last year. Gross margin of product sales was 33.8%, as compared to 19.1% in the same quarter last year primarily due to our profit priority strategy. Gross margin of services was 70.6%, as compared to 49.6% in the same quarter last year.

Ms. Zoe Wang, Chairwoman and Chief Executive Officer of ECMOHO Limited, commented, “I am honored and proud to work with my whole team in the past full-of-challenges six months. During the past six months, we experienced the unstable global economic and political environment, and more than two-month’s lockdown in Shanghai. All the experiences made us much stronger than ever before, and helped us better prepare for potential risks in the future.”

“We strived to promptly respond to these unexpected challenges, including to 1) introduce new inventory and logistic plans and partners; 2) make necessary measures to grantee our smooth and stable operations, including providing IT supports for staffs working-from-home and emergent travel policy for essential business travel; 3) adopt cost saving measure, such as budget cut for labor, marketing, audit and consulting and other expenses. All of these prompt responses helped us get through the worse-than-expected first half 2022.

We remain confident on the wellness and health industry in China and our business. Our quality-drive growth strategy has steadily improved our gross margin to 35% in the second quarter of 2022, as compared with the same period last year, and we realized net profit of US$ 0.3 million in the second quarter of 2022, as compared with net loss of US$ 3.6 million in the same period last year.”

Second Quarter 2022 Financial Results

Total net revenues were US$15.4 million in the three months ended June 30, 2022, as compared to US$42.8 million in the same quarter of last year.

Product sales revenue was US$14.8 million in the second quarter ended June 30, 2022, as compared to US$42.1 million in the same quarter of last year. The decrease in product sales revenue was mainly due to (1) weaker demand and consumer confident in the economic downturn, (2) unexpected lockdown in Shanghai due to COVID and (3) the impact of our growth strategy to optimize brands portfolio in order to achieve quality growth.

Services revenue was US$528,445, representing a decrease of 24.3% from US$698,279 in the second quarter of last year.

Cost of revenues was US$10.0 million, representing a decrease of 71.0% from US$34.4 million in the same quarter of last year. The decrease was mainly attributed to the decline in product sales.

Operating expenses were US$4.8 million, representing a decrease of 61.0% from US$12.3 million in the same quarter of last year, as we continued to control costs and optimize our operations. The decrease was mainly attributable to the decrease of sales and marketing expenses and general and administrative expenses. Detailed factors of the changes are as follows:

•	Fulfillment expenses were US$1.1 million, representing a decrease of 53.1% from US$2.4 million in the same quarter of last year. The decrease was primarily due to decreased warehouse and logistics expenses as a result of lower product sales in the second quarter of 2022.

•	Sales and marketing expenses were US$2.5 million, representing a decrease of 65.0% from US$7.2 million in the same quarter of last year. The decrease was primarily due to (1) decreased platform fees and promotional expenses, resulting from product sales revenue in the second quarter of 2022, and (2) reduced employee-related expenses.

•	General and administrative expenses were US$1.1 million, representing a decrease of 54.1% from US$2.5 million in the same quarter of last year. The decrease was primarily driven by reduced employee-related expenses, and decreased professional service fees in the second quarter of 2022.

•	Research and development expenses were approximately US$42,066, as compared with US$0.3 million in the same quarter of last year.

Operating income was US$0.6 million, as compared to an operating loss of US$3.9 million in the same quarter of last year.

Non-GAAP operating income was US$1.0 million, as compared to Non-GAAP operating loss of US$3.1 million in the same quarter of last year.

Net income was US$0.3 million, as compared to a net loss of US$3.6 million in the same quarter of last year, as a result of the factors described above.

Non-GAAP net income was US$0.7 million, as compared to Non-GAAP net loss of US$2.8 million in the same quarter of last year.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP operating income (loss) and non-GAAP net income (loss), as supplemental measures to review and assess its financial and operating performance.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP operating income (loss) is operating income (loss) excluding the impact of share-based compensation expenses and severance expenses. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses and severance expenses.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP operating income (loss) and non-GAAP net income (loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP operating income (loss) and non-GAAP net income (loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP operating income (loss) and non-GAAP net income (loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP operating income (loss) and non-GAAP net income (loss) should not be considered in isolation from or as an alternative to operating income (loss) and net income (loss), or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled “Reconciliations of GAAP and Non-GAAP Results.”

All quarterly results referred to in the text, tables and attachments to this press release are unaudited.

Business Outlook

We have seen an improvement in our operating results throughout the second quarter of 2022, as compared to our results of operations in the same quarter of last year. Our strategy on optimizing operations and cost has shown positive results. In view of these factors and our operating results for the six months ended June 30, 2022, we expect that the net loss will decrease in the third quarter of 2022, compared with the same quarter of last year.

This outlook is based on current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are subject to change and substantial uncertainty.

Recent Development

On September 14, 2022, we were notified by the Nasdaq Stock Market (“Nasdaq”) that the staff of the Nasdaq Listing Qualifications Department has determined to commence proceedings to delist our American Depositary Shares, each representing four Class A Ordinary Shares (the “ADSs”) from the Nasdaq Capital Market. Trading in our ADSs was suspended at the opening of business on September 23, 2022.

The Nasdaq Listing Qualifications Department reached its decision to delist the ADSs because we had not regained compliance with Nasdaq Listing Rule 5550 (a)(2), which requires the ADSs to have a minimum bid price of at least $1 per ADS. On October 27, 2022, Nasdaq filed a From 25-NSE with the Securities and Exchange Commission, which removed our ADSs from listing and registration on Nasdaq.

We expect that the ADSs or the underlying Class A Ordinary Shares will be eligible to be quoted on an appropriate tier of the OTC Markets. To the extent the ADSs or the underlying Class A Ordinary Shares are quoted on the OTC Markets, we expect that such markets may provide less liquidity than Nasdaq and that the trading price of the securities may decline.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. The exchange rate used for translation on June 30, 2022, December 31, 2021 and June 30, 2021 was US$1.00 to RMB6.4835, US$1.00 to RMB6.4515 and US$1.00 to RMB6.4596, respectively, representing the index rates stipulated by the People’s Bank of China on such date.

The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. For example, the Company’s statements about its expectations for Company performance in 2022, its strategy and industry outlook are forward-looking statements and are inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is an integrated solutions provider in the health and wellness market in China. We curate and sell the best global brands and quality products to Chinese health-conscious consumers. Our technology, network and expertise in marketing and distribution empower us to connect families with advanced health supplements, nutrition and food items, personal care products, household healthcare equipment and other wellness products. Through over ten years of operation, ECMOHO has established an ecosystem of trusted products and relationships to provide customized solutions which promote health regeneration, impart therapeutic benefits, and increase longevity to our devoted consumers to sustain health.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Investor Relations
Mr. Gary Xu

Email: IR@ecmoho.com

ECMOHO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of December 31,	As of June 30,
	2021	2022
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	43,624	41,532
Accounts receivable, net	16,162	11,006
Inventories	21,819	6,746
Prepayments and other current assets	5,523	8,677
Total current assets	87,128	67,961
Property and equipment, net	115	65
Intangible assets, net	103	49
Operating lease right-of-use assets	1,203	951
Long-term investments	4	4
Deferred tax assets, net	3,919	3,723
Other non-current assets	1,083	1,092
Total assets	93,555	73,845

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	10,321	5,213
Accounts payable	35,851	30,422
Amounts due to related parties	8,535	5,979
Advances from customers	965	1,204
Operating lease liabilities, current	402	305
Salary and welfare payable	772	346
Tax payable	3,188	2,830
Accrued liabilities and other current liabilities	3,858	1,213
Total current liabilities	63,892	47,512
Deferred taxes liabilities	5	0
Operating lease liabilities, non-current	771	610
Total liabilities	64,668	48,122

Shareholders’ equity:
Class A Ordinary Shares, US$ 0.00001 par value	1	1
Class B Ordinary Shares, US$ 0.00001 par value	1	1
Additional paid-in capital	118,948	119,764
Accumulated other comprehensive income	(1,523)	(2,665)
Accumulated deficit	(88,510)	(91,348)
Total ECMOHO Limited shareholders’ equity	28,917	25,753
Non-controlling interests	(30)	(30)
Total shareholders’ equity	28,887	25,723
Total liabilities and shareholders’ equity	93,555	73,845

ECMOHO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended		For Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
	US$	US$	US$	US$
Net revenues	42,798	15,372	69,884	34,278
Cost of revenue	(34,406)	(9,987)	(56,384)	(24,554)
Gross profit	8,392	5,385	13,500	9,724
Operating expenses(1):
Fulfillment expenses	(2,352)	(1,103)	(4,627)	(2,273)
Sales and marketing expenses	(7,201)	(2,517)	(13,449)	(6,115)
General and administrative expenses	(2,461)	(1,130)	(4,625)	(3,617)
Research and development expenses	(271)	(42)	(601)	(148)
Other operating income	-	-	-	-
Total operating expenses	(12,285)	(4,792)	(23,302)	(12,153)
Operating income/(loss)	(3,893)	593	(9,802)	(2,429)
Finance expense, net	(709)	(222)	(1,091)	(341)
Foreign exchange income, net	1,090	(223)	1,221	(224)
Other income, net	18	166	101	164
Income/(loss) before income tax (expenses)/benefits	(3,494)	314	(9,571)	(2,830)
Income tax (expenses)/benefits	(57)	(13)	(55)	(8)
Net income/(loss)	(3,551)	301	(9,626)	(2,838)
Less: Net loss attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders	4	6	2	0
Net income/(loss) attributable to ECMOHO Limited	(3,555)	307	(9,628)	(2,838)

Net income/(loss) per share attributable to ECMOHO Limited’s ordinary shareholders
—basic	(0.03)	0.00	(0.07)	(0.01)
—diluted	(0.03)	0.00	(0.07)	(0.01)

Net income/(loss) per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	(0.10)	0.01	(0.27)	(0.06)
—diluted	(0.10)	0.01	(0.27)	(0.06)

Weighted average number of Ordinary Shares
—basic	142,171,062	188,311,275	141,296,719	188,505,938
—diluted	142,171,062	188,311,275	141,296,719	188,505,938

(1)Share-based compensation expenses are allocated in operating expenses items as follows:

	For Three Months Ended		For Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
	US$	US$	US$	US$
Fulfillment expenses	27	11	55	22
Sales and marketing expenses	470	124	1,111	251
General and administrative expenses	211	114	295	508
Research and development expenses	36	18	72	36
Total Share-based compensation expenses	744	267	1,533	817

ECMOHO LIMITED

Reconciliations of GAAP and Non-GAAP Results

(In thousands of U.S. dollars)

	For Three Months Ended		For Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
	US$	US$	US$	US$
Operating income/(loss)	(3,893)	593	(9,802)	(2,429)
Add: Share-based compensation expenses	744	267	1,533	817
Add : Severance expenses	25	136	67	444
Non-GAAP Operating income/(loss)	(3,124)	996	(8,202)	(1,168)

Net income/(loss)	(3,551)	301	(9,626)	(2,838)
Add: Share-based compensation expenses	744	267	1,533	817
Add : Severance expenses	25	136	67	444
Non-GAAP Net income/(loss)	(2,782)	704	(8,026)	(1,577)